EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, BC V6C 1B4

("Gold Standard" or the "Issuer")

Item 2.	Date of Material Change

September 10, 2014

Item 3.	Press Release

The press release was disseminated through Marketwired news services on September 10, 2014.

Item 4.	Summary of Material Change

The Issuer has announced the maiden National Instrument 43-101 compliant resource estimate for its Pinion Gold Deposit at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated as at September 8, 2014. An NI 43-101 compliant technical report will be filed with SEDAR within 45 days of the date of the press release.

In its summary report, APEX estimates an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t  Au, totaling  1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au.

Item 5.                  Full Description of Material Change

See attached news release dated September 10, 2014.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

September 10, 2014

GOLD STANDARD VENTURES CORP.

By:

  “Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
                                                                    (Please print here name of individual whose signature appears above.

GOLD STANDARD COMPLETES INITIAL RESOURCE ESTIMATE FOR THE PINION GOLD DEPOSIT, CARLIN TREND NEVADA

September 10, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced the maiden National Instrument (NI) 43-101-compliant resource estimate for its Pinion Gold Deposit at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated as at September 8, 2014. An NI 43-101-compliant technical report will be filed with SEDAR within 45 days of the date of this news release.

In its summary report, APEX estimates an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t  Au, totaling  1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (Table 1). A sensitivity analysis of the grade and tonnage relationships at a variety of cutoffs grades is shown in the accompanying Table 2 below.

Key Highlights

•	Indicated Mineral Resource of 423,000 troy ounces of gold contained in 20.84 million tonnes at an average grade of 0.63 g/t Au (at a lower cutoff of 0.14 g/t Au).
•	Inferred Mineral Resource of 1,022,000 troy ounces of gold contained in 55.93 million tonnes at a grade of 0.57 g/t Au (at a lower cutoff of 0.14 g/t Au).
•	The resource estimate is based on 342 reverse circulation holes and 15 diamond core holes.
•
The gold resource is hosted in a multi lithic, dissolution collapse breccia.  Gold mineralization exhibits very predictable lateral and strike continuity within this silicified, and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devil’s Gate Formation.

•
Mineralization remains open in  multiple directions.  Due to the continuity of mineralization, there is excellent potential for expansion of the resource along mineralization controls identified by the geologic modeling.  The Phase 2 drilling program starting later this month will be designed to test these areas for resource expansion.

•	Due to the good lateral continuity of the collapse breccia hosted mineralization, the potential to convert inferred resources to indicated resources with future drilling is considered high.

Table 1. Pinion NI 43-101 mineral resource estimate at a lower cutoff of 0.14 g/t Au is summarized below*:

Classification	Tonnage – Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)	Tonnage - Ag (million metric tonnes)	Ag Grade (grams per tonne)	Contained Ag** (troy ounces)
Indicated	20.84	0.63	423,000

Inferred	55.93	0.57	1,022,000	76.77	3.82	9,430,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
*Reported resources have been constrained within a $1250/ounce of gold pit shell.
**Contained ounces may not add due to rounding.

Table 2. Sensitivity analysis of the Pinion NI 43-101 mineral resource estimate at various cut-offs:

Classification	Au Cutoff (grams per tonne)	Tonnage – Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)
Indicated	0.1	20.85	0.63	423,000
	0.14	20.84	0.63	423,000
	0.2	20.73	0.63	422,000
	0.3	19.70	0.65	414,000
	0.4	17.42	0.69	388,000
	0.5	14.07	0.75	339,000
	0.6	10.12	0.83	269,000
	0.7	6.72	0.92	198,000
	0.8	4.29	1.01	140,000
	0.9	2.65	1.12	95,000
	1.0	1.59	1.23	63,000

Inferred	0.1	56.82	0.56	1,026,000
	0.14	55.93	0.57	1,022,000
	0.2	53.91	0.58	1,011,000
	0.3	45.66	0.64	943,000
	0.4	35.08	0.73	824,000
	0.5	26.17	0.83	695,000
	0.6	19.38	0.92	576,000
	0.7	14.48	1.02	474,000
	0.8	10.55	1.12	379,000
	0.9	7.09	1.25	285,000
	1.0	4.66	1.41	211,000
*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
*Reported resources have been constrained within a $1250/ounce of gold pit shell.
**Contained ounces may not add due to rounding.

Commenting on the results, GSV CEO Jonathan Awde noted: “This initial resource estimate exceeds our expectations. However, we see this estimate as just the beginning of a process of defining the ultimate resource.  This first estimate confirms our model and guides future exploration. We have established where and how to find further mineralization and prime targets for expansion have been identified.  Given these opportunities, we have decided to delay the preparation of a Preliminary Economic Assessment (PEA) until we have completed a second resource estimate incorporating the results from our second drill program which is now starting up. We expect to complete the next resource estimate during the first quarter of next year and then proceed with the completion of a PEA by mid 2015.”

Mineral Resource Estimate

The Maiden NI 43-101 Mineral Resource Estimate for the Pinion Deposit was prepared under the direction of Michael Dufresne, M.Sc., P.Geol., and Steven Nicholls, BA.Sc., MAIG of APEX, both Qualified Persons under NI 43-101, who have reviewed and approved this news release.  The current Indicated and Inferred resource estimates are based on the results of a 13 hole diamond and RC drilling program completed in 2014 by Gold Standard, together with 12 historical diamond drill holes and 376 RC drill holes from multiple earlier drill campaigns from 1981 to 2007.   Mr. Dufresne visited the property in May, 2013 and April, 2014 in order to verify and validate the historic drill hole dataset and to verify the drilling of the recently completed 2014 diamond and RC drilling campaigns completed by GSV.  Over the period of 12 months, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and QA/QC analysis of the Pinion drill hole database.  All samples were sent to ALS Minerals of Vancouver, BC, for standard fire assay and multi-element geochemical analysis for gold and trace metals.  GSV employed a comprehensive QA/QC protocol with respect to drill hole and analytical data that, for the latter, included the insertion and monitoring of an appropriate number of standards, duplicates and blanks into the stream of drill core samples. In the opinion of APEX, the Pinion database is suitable for resource estimation.

During 2014, GSV completed a 13 hole diamond and reverse circulation (RC) drilling program at the Pinion Deposit.  This drilling was designed to both test key areas of the geological/mineralization model and to confirm authenticity of the historic drill hole database by twinning. In conjunction with the 2014 drilling, GSV geologists along with APEX personnel have been involved in a large scale drill hole geology relogging program designed to refine the geological model of the area.  This has resulted in an increased level of confidence in the geological controlled mineralization model.

The resource block model was generated using a total of 15 diamond core holes and 342 RC drill holes, with an average drill hole spacing of 20 m for the Main and North Zones and 80 m for the surrounding area of mineralization.  The database consists of a total of 4,573 gold composites of 3.0 m length and 2,316 silver composites of 3.0 m length.  No capping of the gold dataset was required as no outliers were identified, whereas with the silver dataset one composite of 779 g/t Ag was capped to 100 g/t Ag.  The mineral resource was estimated by inverse distance squared within a three dimensional mineralization envelope (0.1 g/t Au lower cut-off grade) that was tailored to the geological model, which was a result of 4 to 5 months of detailed core and chip re-logging, re-interpretation and geological modelling by GSV and APEX personnel.  Grade was estimated into 10 m (X) x 10 m (Y) x 3 m (Z) parent blocks which was sub blocked down to 5 m (X) x 5 m (Y) x 1 m (Z) to provide a better representation of the lode volume.  Silver was deemed to be a bi-product relative to gold and as such the gold mineralized envelope was used to constrain the silver assays and resource estimate.  An incremental search ellipsoid ranging from 30 m x 30 m x 6 m to 220 m x 180 m x 30 m orientated along 176° was used for the gold grade interpolation, and an incremental search ellipsoid ranging from 60 m x 60 m x 9 m to 220 m x 120 m x 45 m was used for the silver estimation.  A nominal density of 2.58 t/m3  was applied to all mineralized blocks, which is a result of  49 core density measurements collected from the mineralized multi lithic breccia unit and a further 76 trench sample density measurements from surface mineralized zones. The area from the main zone to the north zone with a rough drillhole spacing of 20 m was classified as Indicated as it has the highest drill density (down to 20 m), has good control of the local geological model and has clearly demonstrated continuity of gold mineralization.  It should be noted that only the gold portion of the resource was classified as Indicated.  The silver resource has been classified as entirely inferred. Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

Considerable metallurgical test work has been completed to date, which includes analysis of the suitability of the gold and silver mineralization to cyanide soluble leaching methods. Bottle roll and column leach test work was completed by Teck in 1990, Crown in 1992, Cyprus in 1994 to 1996 and Royal Standard in 2004. This test work obtained recoveries of gold ranging from 41.7 to 91.3%, with coincident recoveries of silver ranging from 31 to 62%. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation. More than 99% of the block modeled material is considered oxide mineralization.

In order to demonstrate that the Pinion deposit has potential for economic extraction, the unconstrained resource block model was subjected to various preliminary pit optimization scenarios.  The criteria used in the whittle pit optimizer were standard for Nevada heap leach deposits and were run at gold prices of $1,250/ounce, $1,400/ounce and $1550/ounce along with prices for silver at $21.50/ounce, $24/ounce and $26.50/ounce. All mineral resources have been reported within the optimized pit shell using the $1250/ounce for gold and $21.50/ounce for silver optimization and are shown in Tables 1 and 2. The volume and tonnage for the reported resources within the $1250/ounce optimized pit shell represents approximately 82% of the total tonnage in the unconstrained block model.

Potential for Resource Expansion
As a direct follow on effect of completing a detailed geological model for the Pinion Deposit, target zones have been developed along strike of the deposit in areas previously thought tested and of limited potential or in areas of limited drillhole testing. A number of shallow and deeper targets have been identified immediately adjacent to the existing resources and have good potential to cheaply and easily expand the current inferred resources.  Along with targets to potentially expand the resource, areas within the existing inferred mineral resource that are defined by widely spaced drilling but with reasonable grades provide the company with potential to convert and grow the indicated portion of the oxide mineral resource. APEX recommends further drilling to test these drill targets in order to expand the existing resources and convert inferred resources to indicated resources. Further modeling in conjunction with pit optimization studies are recommended once further drilling is completed.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, B.Sc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.
On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com